March 8, 2013
Via EDGAR
Lyn Shenk
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561

RE:	Triumph Group, Inc.
Form 10-K for the Year Ended March 31, 2012
Filed on May 29, 2012
Definitive Proxy Statement on Schedule 14A
Filed on June 19, 2012
File Number: 001-12235

Dear Mr. Shenk:
This letter responds to the comments set forth in your letter dated February 14, 2013 to M. David Kornblatt, Executive Vice President and Chief Financial Officer of Triumph Group, Inc. (the “Company”), regarding the Company's report listed above. For your convenience, we have restated each of the Staff's comments and have provided the Company's response below each comment.
Form 10-K for the Year Ended March 31, 2012
Item 1. Business
Operating Locations, Page 5

1.
In footnote (2) on page 10 you disclose that through an affiliate, Triumph Insulation Systems, LLC manages 80% interest in a venture, operating in Beijing, China, with Beijing Kailan Aviation Technology Co., Ltd., an unrelated party based in China. Please tell us and disclose your association with this venture, who the affiliate it is, the nature of the management services provided, details regarding the level of control over this venture, and your accounting for this arrangement including your basis for your accounting.

Lyn Shenk
March 8, 2013
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RESPONSE:
KAMEX, LTD. is the Company's venture operating in Beijing, China. The Company's wholly-owned subsidiary, Triumph Insulation Systems, LLC, is an 80% shareholder of KAMEX and maintains a 67% controlling interest through the board of directors of KAMEX. The Company consolidates KAMEX under the voting interest model of ASC 810. Beijing Kailan Aviation Technology Co., Ltd. is the noncontrolling interest shareholder of KAMEX. Due to the immateriality of the noncontrolling interest, we do not separately present the non-controlling interest in accordance with ASC 810. As of March 31, 2012, the carrying value of the non-controlling interest was approximately $400,000.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Non-GAAP Financial Measures, page 30
2.    You refer here, in the segment note, in the earnings release contained in the Form 8-K furnished February 1, 2013 and the Form 10-Q for the period ended December 31, 2012 to the measure “EBITDA.” Your computation of this measure appears to differ from the typical definition of the non-GAAP measure “EBITDA” as noted in question 103.01 in “Compliance and Disclosure Interpretations: Non-GAAP Financial Measures” found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please change the description of your measure to more accurately describe what it represents and to avoid confusion with the typical non-GAAP measure “EBITDA.”
RESPONSE:
We understand the Staff's comment and will change the description of our non-GAAP measure from “EBITDA” to “Adjusted EBITDA” as noted in question 103.01 in “Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.”
Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011, page 32

3.
Please clarify for us and in your disclosure how the inclusion of Vought contributed to lower pension and other postretirement benefit expenses of $34.9 million as disclosed in the second paragraph on page 33.

RESPONSE:
We understand the Staff's comment and acknowledge the importance of providing clear explanations. In our Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A), we generally separate the impact of acquired companies in our results from “organic” or same location results. For the fiscal year ended March 31, 2011, the results of Vought were included from the date of acquisition (June 16, 2010) through the end of the fiscal year (approximately 9 ½ months), whereas for the fiscal year ended March 31, 2012, the results of Vought were included for the entire fiscal year.

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March 8, 2013
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During fiscal 2011, the Company recognized $38.3 million in pension and other postretirement benefit expenses. During fiscal 2012, the Company recognized $3.4 million in pension and postretirement benefit expenses. This decrease was due to pension income at Vought in the fiscal year ended March 31, 2012 (exclusive of curtailments and special termination benefits, which are presented separately on the statements of operations) which resulted from expected returns on plan assets in excess of interest cost, plus amortization of prior service credits impacted by previously enacted plan amendments. Also, the portion of our net periodic benefit expense prior to our acquisition of Vought is consistent on a year to year basis and not material to the results of our operations.
Business Segment Performance, page 37

4.
It appears cost of sales is material to the results of your segments, but you do not provide a comparative discussion and analysis of this expense category at this level. We believe this disclosure is appropriate when a change in cost of sales of a segment materially impacts the segment's measure of profit or performance. Please revise your disclosure accordingly, in addition to and complementary with your current disclosure which is made in the context of segment operating income. In your revised disclosure, quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent material to the change in cost of sales. Please provide us with a copy of your intended revised disclosure.

RESPONSE:

We understand the Staff's comment and acknowledge the importance of cost of sales to the results of operations. While we have not explicitly stated the impact of variances in costs of sales by reportable segment in the past, we believe that we have provided the reader of the financial statements with the appropriate insight into the significant changes in our results of operations.

In the future, the Company will enhance its discussion on segment performance to more specifically address changes to cost of sales to acknowledge any known material variances if and when they arise.
We have included below additional disclosures that we propose to add to our segment performance in our future filings:
“Aerostructures cost of sales increased by $295.7 million, or 17.7% to $1.97 billion for the fiscal year ended March 31, 2012 from $1.68 billion for the fiscal year ended March 31, 2011. The increase primarily resulted from the acquisition of Vought, which contributed an additional $262.7 million to cost of sales. Gross margin for the fiscal year ended March 31, 2012 was 23.4% compared with 21.2% for the fiscal year ended March 31, 2011. The improvement in gross margin was due to synergies related to the acquisition of Vought, lower pension and other postretirement benefit expenses and favorable cumulative catch-up adjustments on long-term contracts discussed further below. ”
“Aerospace Systems cost of sales increased by $17.2 million, or 4.8%, to $376.1 million for the fiscal year ended March 31, 2012 from $358.9 million for the fiscal year ended March 31, 2011. The increase resulted from increased net sales. Gross margin for the fiscal year ended March 31, 2012 was 31.8% compared with 30.1% for the fiscal year ended March 31, 2011. The

Lyn Shenk
March 8, 2013
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improvement in gross margin was due to changes in our sales mix, as well as increased efficiencies in production associated with a higher volume of work.”
“Aftermarket Services cost of sales increased by $17.1 million, or 8.3%, to $221.6 million for the fiscal year ended March 31, 2012 from $204.6 million for the fiscal year ended March 31, 2011. The increase resulted from increased net sales. Gross margin for the fiscal year ended March 31, 2012 was 24.3% compared with 25.0% for the fiscal year ended March 31, 2011. The decline in gross margin was impacted by the changes in our sales mix, partially offset by increased efficiencies in production associated with higher volume of work.”
Liquidity and Capital Resources, page 40

5.	In regard to the analysis of the increase in cash flows from operating activities between fiscal 2012 and 2011, we note the following:

•
You cite an increase in net income as part of the increase. Because net income is prepared on the accrual basis of accounting, and accordingly contains noncash items, citing this may not provide a sufficient basis to analyze the change in cash of operating activities.

•	You cite noncash items of $58.4 million as part of the increase, but noncash items do not impact cash.

•
You cite reduction in income taxes paid due to the utilization of the net operating loss carryforward acquired in the acquisition of Vought (which was acquired in fiscal 2010) in partial explanation of the increase. You also cite the receipt of an income tax refund of $29.3 million as a result of carrying back tax losses from fiscal 2011 to prior years in partial explanation of the offsetting decrease in net working capital changes. It is not clear whether the latter is also in association with the Vought acquisition or something else.

•
You state that the increases in net income and noncash items were offset in part by a “decrease” in net working capital “changes.” It is not clear what you are trying to convey. Changes in net working capital can be either favorable or unfavorable to operating cash flows, with an increase in net working capital typically a decrease in operating cash flow and a decrease in net working capital typically an increase in operating cash flow. It is not clear if you are trying to represent the impact on the change in operating cash flow of the change in net working capital between 2012 and 2011, or compare the change in net working capital between 2012 and 2011 to the change in net working capital between 2011 and 2010.

•
In the paragraph in which you discuss the decrease in net working capital changes, you discuss cash uses for excess funding above expense in regard to your pension and other postretirement benefits plans and the receipt of an income tax refund. Accordingly, it appears the amount of the effect of the changes in net working capital changes on your operating cash flows would be exclusive of these apparent direct cash impacts.

Please revise your disclosure to address the points above and provide us with a copy of your intended revised disclosure, or advise us as appropriate.

RESPONSE:
We understand the Staff's comment and believe it would be helpful to explain our process of analyzing our statements of cash flows. Our analysis of the changes in cash flows from operating activities involves a discussion of the significant changes to the components on our statements of cash flows and is segregated between cash from earnings and changes in working capital, excluding the effects of acquisitions.

Lyn Shenk
March 8, 2013
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We consider cash from earnings to be net income, plus non-cash charges such as depreciation, amortization and provision for deferred income taxes. For the fiscal year ended March 31, 2012, our provision for deferred income taxes increased $71.4, million primarily due to the utilization of the net operating loss carryforwards acquired in the acquisition of Vought.
Our discussion on the changes to other balance sheet accounts, which we describe as net working capital, compares the change in net working capital between fiscal 2012 and fiscal 2011 to the change in net working capital between fiscal 2011 and fiscal 2010.
We include the change in pension and other postretirement benefits and the Company's tax refund in the explanation of “net working capital changes.” The income tax refund of $29.3 million was the result of carrying back prior years' tax losses incurred as part of the acquisition of Vought from fiscal 2011.
We believe that our description of the changes in cash flows from operating activities can be enhanced by explaining our approach to our analysis as follows:
“Cash flows from operating activities for the fiscal year ended March 31, 2012 increased $85.5 million, or 60.1%, from the fiscal year ended March 31, 2011. This increase was comprised of an increase in cash flows from earnings of $189.4 million, partially offset by cash used for working capital of $106.1 million. Cash from earnings is net income exclusive of non-cash charges such as depreciation, amortization and deferred taxes.
Cash used for working capital included increased cash uses for inventories of $47.5 million for fiscal 2012, as compared to $21.0 million in fiscal 2011 principally due to production buildup and increases in capitalized pre-production costs. Capitalized pre-production costs are expected to continue to increase, while our production buildup is expected to decline over the next few quarters. Additionally, cash used for pension and postretirement benefit funding in excess of the expense increased to $157.1 million for fiscal 2012, as compared to $124.3 million in fiscal 2011. In addition, cash used for accounts receivable increased to $82.1 million for fiscal 2012, from $15.9 million in fiscal 2011, due largely to the increase in sales. Cash flows from operations for the fiscal year ended March 31, 2012 included the receipt of an income tax refund of $29.3 million as a result of carrying back prior years' tax losses incurred as part of the acquisition of Vought from fiscal 2011.”
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Background and Basis for Presentation

6.
You disclose in the last paragraph of this note that you corrected an immaterial error related to the March 31, 2011 classification of deferred tax liabilities related to long term contract accounting. Please tell us the facts and circumstances that caused this error and how you determined the correct amounts. Also, explain to us the basis for your conclusion that this error correction was not material.

Lyn Shenk
March 8, 2013
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RESPONSE:
We identified an error in the classification of the current and noncurrent components of deferred tax liability balances in accordance with ASC 740-10-45-4, which requires classification of current and noncurrent components of deferred tax assets and liabilities separately based on the financial statement classification of the related asset or liability giving rise to the temporary difference. We evaluated the guidance within ASC 740-10-25-25, which provides certain exceptions to this classification approach for a deferred tax asset or liability that is not related to an asset or liability that exists for financial reporting purposes (including deferred tax assets related to carryforwards). Generally deferred tax assets or liabilities are classified as current or noncurrent based on the expected reversal date of the temporary difference. One of the areas identified that would not be related to an asset or liability is deferred taxes originating from differences in the book and tax accounting for long-term contracts accounted for under the percentage of completion method.
In connection with the acquisition of Vought in June 2010, we assumed deferred tax liabilities associated with long-term contracts and recorded provisional amounts in accordance with ASC 805, Business Combinations, as of March 31, 2011. We disclosed the fact that the amounts recorded as of the opening balance sheet were provisional and would be finalized within the measurement period. As part of the accounting for the business combination, we concluded that the deferred tax liability associated with long-term contracts should be classified as a current deferred tax liability. This initial conclusion was based on our interpretation that percentage of completion temporary differences are directly associated with inventory, which is a current asset, and therefore under ASC 740-10-45-4 should be classified as a current liability. However, based on ASC 740-10-25-25 we concluded that temporary differences arising from the application of the percentage of completion method of accounting should be classified as noncurrent based on the expected reversal date of the temporary difference. As such, we concluded that the classification of the deferred taxes recorded in our March 31, 2011 balance sheet was in error and we corrected these balances in the March 31, 2011 balance sheet when we filed our Form 10-K for the year ended March 31, 2012. The impact of the error was to increase current deferred taxes by $68.5 million, decrease current deferred tax liabilities of $78.8 million, decrease non-current deferred taxes by $54.5 million, and increase noncurrent deferred tax liabilities of $92.8 million.
The Company considered materiality in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 99 in evaluating the quantitative and qualitative impact of the error. In that regard, the Company principally considered the following:

•	There was no change to total stockholders' equity.

•	There was no change to net income.

•
The misclassifications do not affect a reader of the financial statement's understanding of liquidity or financial position of the Company. The reclassification adjustments when reported and corrected in the 2012 form 10-K had the effect of increasing working capital by $147.3 million, and, therefore, the errors would not have led an investor to make improper judgments regarding the Company's ability to meet its obligations or its overall financial position. As such, current assets increased 5.5%, total assets increased 0.3%, current liabilities decreased 8.2% and total liabilities increased 0.5%.

•	There was no impact of this reclassification adjustment on the Company's compliance with any of its debt covenants.

Lyn Shenk
March 8, 2013
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We have concluded that the omission or misstatements of these amounts in the respective financial reports are not material, either in magnitude or in the light of surrounding circumstances. Therefore, we concluded that it is not probable that the judgment of a reasonable person relying upon the reports would have been changed or influenced by the inclusion or correction of the item.
Note 3. Acquisitions Vought Aircraft Industries, Inc.
Recording of assets acquired and liabilities assumed

7.	Please tell us the facts and circumstances in regard to the certain errors in the accounting for the acquisition that were corrected during the fourth quarter of fiscal 2012 as disclosed here. We note an adjustment of $11.497 million to goodwill, please tell us the nature of the items that comprise this adjustment and the related amounts.
RESPONSE:
The errors in question pertained principally to an overstatement in the inventory at the acquisition date of Triumph Aerostructures-Vought Aircraft Division (TA-VAD).
In connection with the March 31, 2012 fiscal year end financial statement closing process, the Company identified a subset of inventory at TA-VAD that was not appropriately recognized at fair value in accordance with ASC 805, Business Combinations, in the purchase price allocation associated with the acquisition of TA-VAD in June 2010. Upon further evaluation of this subset of inventory, the Company determined that the acquisition date fair value of inventory was overstated.
In accordance with ASC 805-10-25-19, the Company concluded that the identification of the overstatement of inventory was an error and should be treated as a reduction to the fair value of inventory acquired in the acquisition and an increase to goodwill, net of an adjustment to deferred tax. Such amount was not material to our total inventory and goodwill at March 31, 2011. We do not believe the omission or misstatement of this amount in the respective financial reports is material, either in magnitude or in the light of surrounding circumstances. Therefore, we do not believe that it is probable that the judgment of a reasonable person relying upon the reports would have been changed or influenced by the inclusion or correction of the item.
Note 5. Inventories

8.
You state here that inventories are stated at the lower of cost (average cost or specific identification methods) or market. However, under “Inventories” in “Note 2. Summary of Significant Accounting Policies” you state that you determine the costs of inventories by the first-in, first out or average cost methods. Please reconcile these disclosures for consistency and revise as appropriate.

RESPONSE:
We understand the Staff's comment and will revise the disclosures for consistency. The description in “Note 2. Summary of Significant Accounting Policies” will be revised to conform to our description in “Note 5. Inventories”, which describes our methods for determining cost of inventories.

Lyn Shenk
March 8, 2013
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Note 9. Leases

9.
Please explain to us why future minimum payments at March 31, 2012 under non-cancelable operating leases for each subsequent year indicated are substantially less than the total rental expense in excess of $43 million incurred in each of 2012 and 2011.

RESPONSE:
The Company leases a number of its facilities on a “rolling” one year or less basis, which are renewable annually at the discretion of the Company, including the Company's largest facility. As a result, our future minimum lease commitments under non-cancellable operating leases are substantially less than our annual incurred rental expense.
Form 10-Q for the Fiscal Period Ended December 31, 2012
Notes to Consolidated Financial Statements
Note 5. Inventories, page 10

10.
We note that capitalized pre-production costs increased to $53.2 million at December 31, 2012 from $19.4 million at March 31, 2012. Please tell us and disclose in more detail the nature and type of costs incurred that are included in the most recent balance, and why capitalization of such costs is appropriate.

RESPONSE:
Our capitalized pre-production costs relate to costs incurred to date under our contract with Bombardier, Inc. to design and build the wing for the new Global 7000 and Global 8000 large, ultra long-range business jets. The contract is accounted for under ASC 605-35, Construction-Type and Production-Type Contracts, under the units of delivery method. Therefore, revenues will be recognized and recoverable costs of the contract will be charged to cost of sales as the units are delivered.
Capitalized pre-production costs are expected to increase over the course of the next several quarters, until delivery of the initial production units begins in the latter half of fiscal 2014. The Company evaluates the capitalized pre-production costs for recoverability on a quarterly basis.
The Company understands the need to enhance the disclosure in Note 5. Inventories. As such, we will add the following disclosure:
“Company policy allows for the capitalization of pre-production costs after it establishes a contractual arrangement with a customer that explicitly states that the cost recovery of pre-production costs is allowed.”
“Capitalized pre-production costs include non-recurring engineering, planning and design, including applicable overhead, incurred before production is manufactured on a recurring basis.”
“We are still in the early development stages for the Bombardier Global 7000/8000 program, as these aircrafts are not scheduled to enter service until 2014 or later. Transition of this program from development to recurring production levels is dependent upon the success of the program at

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March 8, 2013
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achieving flight testing and certification, as well as the ability of the Bombardier program to generate acceptable levels of aircraft sales.”
Note 10. Goodwill, page 18

11.	Please revise the description for the contingent consideration to either refer to the associated Accounting Standards Codification reference or remove the authoritative reference.
RESPONSE:
The Company will remove the authoritative reference in future filings.
Definitive Proxy Statement on Schedule 14A
General

12.
Please refer to item number 2 on your proxy card for your 2012 annual meeting of stockholders. Please confirm that in future filings you will describe an advisory vote in a manner consistent with Rule 14a-21 of Securities Exchange Act of 1934 that clearly informs shareholders that they are providing an advisory vote to approve the compensation paid to the company's named executive officers. Refer to Rule 14a-21 of Securities Exchange Act of 1934 and to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

RESPONSE:
The Company confirms that in future filings it will describe any advisory vote to approve the compensation paid to the Company's named executive officers in a manner consistent with Rule 14a-21 of the Securities Exchange Act of 1934.
Executive Compensation, page 22
Compensation Discussion and Analysis, page 22
Base Salaries, page 23

13.
Your disclosure in this section, the Annual Cash Bonus Compensation section on page 23 and the Long-Term Equity Compensation section on page 25 indicates that you use competitive market data from certain companies in your “industry group” to make compensation decisions related to your executive officers' compensation. In this regard, we note that your target for base salaries is to be at approximately the median of your industry group and your target for annual cash bonus compensation is to be at approximately the 75th percentile of your industry group. We also note your disclosure that your executive officers' base salaries were benchmarked in 2012. Additionally, we note that your compensation and management development committee uses competitive market data in setting the size of stock option and restricted stock awards. Lastly, please refer to comment 17 in our letter dated February 9, 2009. Please amend your Form 10-K for the fiscal year ended March 31, 2012 to list the companies to which you benchmark and disclose the degree to which you considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Lyn Shenk
March 8, 2013
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RESPONSE:
In our review of the referenced portions of our CD&A disclosure, we recognize that our use of the terms “benchmark” and “target” allow inferences that do not reflect the process followed by, and the compensation determinations made by our compensation and management development committee (the “Committee”) with respect to our named executive officers' compensation. Our historic use of the term “benchmark” arose from under our reading of the Compliance & Disclosure Interpretations guidance that “benchmarking” includes “providing a framework for a compensation decision.” However, we recognize that our use of the phrase was inexact - rather, we use information from the ERI Economic Research Institute, Inc. (“ERI”) survey data to which we subscribe in a way that does not constitute “benchmarking.” We do not focus on individual companies, specific industry group companies or any identifiable “peer group” of companies. Rather, we utilize information compiled for the Committee and the Chief Executive Officer by management from the ERI survey, which is a broad‑based, commercially available third party survey. For fiscal 2012 (April 1, 2011 to March 31, 2012), management extracted from such published, broad-based survey, aggregate base salary, annual bonus, equity and total direct compensation information for designated officer positions (the CEO, CFO, COO and senior VP levels) for companies of similar revenue size as compared to the Company and having a primary SIC code between 3700‑3799. Such aggregated information was provided to the Committee as part of the mix of information provided to the Committee in April 2011, at the time when fiscal 2012 executive compensation opportunities, goals and other factors were considered and approved. The Company's base salary structure typically approximates and approaches the median of such aggregated data, and the Committee has determined historically that the base salaries in that general range, when combined with the use of Company-specific performance metrics and target, threshold and maximum opportunities for the annual cash bonus and the long-term equity awards, lead to total direct compensation that approximates the 75th percentile of such aggregate data if the actual Company performance is achieved between target and maximum levels. However, neither the Committee nor the Chief Executive Officer actually “benchmarks” to the aggregated information, to specific companies, or to a peer group that is tracked and used year after year, and does not actually target a specific comparative amount in establishing compensation opportunities or in determining the actual total pay at the end of the fiscal year.
We also believe, in re-reading the disclosure in our 2012 Proxy Statement, that our interchanging use of fiscal year and calendar year concepts is potentially confusing. Specifically, you highlight the sentence that our executive officers' base salaries were benchmarked in 2012. In early 2012, the Committee retained Towers Watson, a compensation consultant, to provide it with different, and more expansive data regarding executive compensation paid to executive officers at comparable companies (as determined by Towers Watson, but generally comparable in revenue size, industry or both). The purpose of such engagement was in the context of our continued integration of our businesses following the Vought acquisition in 2010 to provide the Committee with additional general information, compiled and evaluated by a third party compensation consultant, for use in establishing fiscal 2013 (April 1, 2012 to March 31, 2013) executive compensation for management, including, but not limited to, our executive officers. The use of such data in establishing, and ultimately determining, named executive officer compensation for fiscal 2013 will be described and discussed in our 2013 Proxy Statement. We are removing the referenced sentence so as to eliminate the confusion.

Lyn Shenk
March 8, 2013
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In summary, upon re-examination, for fiscal 2012, we do not believe our use of the term “benchmark” describes how we actually used the ERI broad-based survey data for executive compensation determinations in fiscal 2012. The Committee used such aggregated survey data as a double check as to the compensation established, and the compensation actually paid, but did not use such survey data, or any specific industry group data in the decision-making of the Committee or the Chief Executive Officer.
We believe that the changes we would make to our disclosure based on the foregoing information would not materially alter the mix of information available about our fiscal 2012 executive compensation. Therefore, we respectfully request that we be able to apply the foregoing to our disclosure in futures filings, rather than amending our Form 10-K for fiscal 2012.
We do want to highlight that our CD&A disclosure in our upcoming 2013 Proxy Statement for our fiscal year ending March 31, 2013 will differ from that in our 2012 Proxy Statement for fiscal 2012 because, among other things, of the use of the compensation consultant-generated information described above, and because we had a change in our Chief Executive Officer during fiscal 2013.

14.
Please also amend your Form 10-K for the fiscal year ended March 31, 2012 to discuss in greater detail how you used competitive market data and how that competitive market data affected your compensation decisions. Additionally, where you target elements of compensation to a range within the competitive market data, such as the median for base salaries and the 75th percentile for annual cash bonus compensation, identify the element of compensation, the range and explain more specifically where your compensation fell within that range. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE:
Please see our response to Comment 13 above, which we incorporate by reference as the response to this Comment 14.

Lyn Shenk
March 8, 2013
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In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (610) 251-1000.
Thank you for your cooperation.
Sincerely,

_/s/ M. David Kornblatt________________
M. David Kornblatt
Executive Vice President, Chief Financial Officer